UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Switch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

Jonathan C. Lippert, Esq.
1370 Jet Stream Drive

Suite 100

Henderson, Nevada 89052

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON Dennis Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,585,872
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 20,585,872
10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,585,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON DT GRAT LM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,196,788
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 10,196,788
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,196,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON DT GRAT CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,187,880
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 10,187,880
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,187,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON The Troesh Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,204
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 201,204
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Non-Profit Corporation)

* Percentage based on 127,339,012 shares of Class A Common Stock (as defined below) outstanding as of February 4, 2021, as reported in the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 1, 2021.

CUSIP No. 87105L104	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON Eastern Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,204
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 201,204
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* Percentage based on 127,339,012 shares of Class A Common Stock outstanding as of February 4, 2021, as reported in the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 1, 2021.

CUSIP No. 87105L104	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON First St LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage based on 127,339,012 shares of Class A Common Stock outstanding as of February 4, 2021, as reported in the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 1, 2021.

CUSIP No. 87105L104	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON Jeffrey Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* Percentage based on 127,339,012 shares of Class A Common Stock outstanding as of February 4, 2021, as reported in the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 1, 2021.

CUSIP No. 87105L104	SCHEDULE 13D	Page 9 of 15

Background of this Filing

Dennis Alan Troesh, DT GRAT LM LLC, DT GRAT CS LLC, The Troesh Family Foundation and Eastern Capital Group LLC filed jointly with the Securities and Exchange Commission (the “SEC”) a Schedule 13G on February 9, 2018, as amended in amendments to Schedule 13G filed with the SEC on February 13, 2019, February 6, 2020, September 30, 2020 and February 16, 2021, reporting beneficial ownership of securities of Switch, Inc., a Delaware corporation (the “Issuer”). Jeffrey Alan Troesh and First St LLC filed jointly with the SEC on September 14, 2020 a Schedule 13G, as amended in an amendment to Schedule 13G filed with the SEC on February 16, 2021 reporting beneficial ownership of securities of the Issuer. This Schedule 13D is being filed jointly by Dennis Alan Troesh, DT GRAT LM LLC, DT GRAT CS LLC, The Troesh Family Foundation, Eastern Capital Group LLC, Jeffrey Alan Troesh and First St LLC as a result of an informal agreement and understanding between Dennis Alan Troesh and Jeffrey Alan Troesh to share investment authority over securities of the Issuer held by First St LLC, which was reached on or about March 3, 2021. Although Jeffrey Alan Troesh has the legal right to exercise all voting and investment power with respect to the shares of Class A Common Stock owned by First St LLC, he has agreed informally to share such investment power with Dennis Alan Troesh with respect to the Class A Common Stock owned by First St LLC, while retaining sole voting power of such shares.

Item 1.   Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 7135 South Decatur Boulevard, Las Vegas, Nevada 89118. Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items, as applicable.

Item 2.   Identity and Background.

(a), (b), (c) and (f). This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Dennis Alan Troesh, a United States citizen;

(ii)	DT GRAT LM LLC, a Nevada limited liability company (“DT GRAT LM”);

(iii)	DT GRAT CS LLC, a Nevada limited liability company (“DT GRAT CS”);

(iv)	The Troesh Family Foundation, a Nevada non-profit corporation (the “Foundation”);

(v)	Eastern Capital Group LLC, a Nevada limited liability company (“Eastern Capital”);

(vi)	Jeffrey Alan Troesh, a United States citizen; and

(vii)	First St LLC, a Nevada limited liability company.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit I.

Dennis Alan Troesh is a private investor, entrepreneur and philanthropist. Mr. Troesh’s principal business address is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052.

CUSIP No. 87105L104	SCHEDULE 13D	Page 10 of 15

Dennis Alan Troesh is the sole manager of DT GRAT LM and DT GRAT CS (collectively, the “GRATS”) and, in that capacity, has sole voting and investment power over the Class A Common Stock and Common Units (defined below) held by the GRATS as reported in this Schedule 13D. The GRATS are private investment companies. Their principal business address is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052.

The Foundation is a private foundation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The principal activity of the Foundation is to engage in philanthropic activities. The principal business address of the Foundation is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052. The executive officers and directors of the Foundation are as follows:

Name and Business Address	Capacity in Which Serves the Foundation	Principal Occupation

Dennis Alan Troesh	President and Director	See information above.

Laurie Mattson	Secretary	Real estate investor.

Jeffrey Alan Troesh	Treasurer	See information below.

Jon Troesh	Director	Private investor and entrepreneur.

Carrie Sarrafian	Director	Real estate investor.

The sole owner of Eastern Capital is the Foundation. Dennis Alan Troesh is the sole manager of Eastern Capital and, in such capacity, has sole voting and dispositive control over the Class A Common Stock owned by Eastern Capital. Eastern Capital is a private investment company. Its principal business address is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052.

Jeffrey Alan Troesh is a private investor. Mr. Troesh’s principal business address is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052. Jeffrey Alan Troesh is the son of Dennis Alan Troesh.

Jeffrey Alan Troesh is the sole manager of First St LLC and, in such capacity, has voting and dispositive control over the Class A Common Stock owned by First St LLC. However, as discussed below, effective March 3, 2021, Jeffrey Alan Troesh agreed to share investment authority over the Class A Common Stock owned by First St LLC with Dennis Alan Troesh. First St LLC is a private investment company. The principal business address of First St LLC is 1370 Jet Stream Drive, Suite 100, Henderson, Nevada 89052.

(d) and (e).  During the last five years, none of the Reporting Persons, nor any of the executive officers or directors of the Foundation, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Excluding shares that were acquired through exchanges with the Issuer, share splits and similar transactions, all of the securities reported in this Schedule 13D were acquired, directly or indirectly, from funds of one or more members of the Troesh family or entities funded by one or more of them. In some cases, the securities reported in this Schedule 13D were purchased from funds loaned to the reporting person by an affiliated person.

CUSIP No. 87105L104	SCHEDULE 13D	Page 11 of 15

Item 4.   Purpose of Transaction

Each of the Reporting Persons acquired the securities reported to be owned by such Reporting Person in this Schedule 13D for investment purposes. The Reporting Person review their investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; financial planning considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. First St LLC is contemplating the possible disposition of all or a portion of the shares of Class A Common Stock held by it, although no decision on timing or the amount to be sold, if any, has been made.

Other than as described above, none of the Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. The percentage of outstanding shares of Class A Common Stock shown in the table below was calculated based on 127,339,012 shares of Class A Common Stock outstanding as of February 4, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021 (the “Form 10-K”).

Reporting Person	Amount beneficially owned	Percent of class %	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Dennis Alan Troesh (1) (2)	27,585,872	18.7%	20,585,872	0	20,585,872	7,000,000
DT GRAT LM (2) (3)	10,196,788	7.4%	10,196,788	0	10,196,788	0
DT GRAT CS (2) (4)	10,187,880	7.4%	10,187,880	0	10,187,880	0
The Foundation (5)	201,204	0.16%	201,204	0	201,204	0
Eastern Capital (5)	201,204	0.16%	201,204	0	201,204	0
Jeffrey Alan Troesh (6)	7,000,000	5.5%	7,000,000	0	0	7,000,000
First St LLC (6)	7,000,000	5.5%	7,000,000	0	0	7,000,000

CUSIP No. 87105L104	SCHEDULE 13D	Page 12 of 15

(1)

The number of shares reported by Dennis Alan Troesh includes (a) the Class A Common Stock and Common Units held by DT GRAT LM and DT GRAT CS based on Mr. Troesh acting as the manager of each of the GRATS and, in such capacity, having sole voting and dispositive control of such shares of Class A Common Stock, sole dispositive control of such Common Units and sole voting and dispositive control over any Class A Common Stock that might be acquired by the GRATS upon redemption or exchange of such Common Units, (b) the Class A Common Stock held by Eastern Capital based on Mr. Troesh’s acting as manager of Eastern and, in such capacity, having sole dispositive and voting control over such shares, and (c) the Class A Common Stock held by First St LLC based on Mr. Troesh sharing dispositive control over such shares with Jeffrey Alan Troesh. Mr. Troesh has no pecuniary interest in any Class A Common Stock or Common Units and will not have any pecuniary interest in shares of Class A Common Stock issuable upon redemption of any Common Units.

(2)	The numbers of shares of Class A Common Stock reported by DT GRAT LM and DT GRAT CS include 9,996,788 and 9,987,880, respectively, of common units of Switch, Ltd., a subsidiary of the Issuer (the “Common Units”). Holders of Common Units are entitled to have their Common Units redeemed for Class A Common Stock on a one-for-one basis or, at the election of the Issuer, a cash payment in an amount per Common Unit based on the volume weighted average market price of a share of Class A Common Stock. The Common Units do not have voting rights; holders of Common Units own a corresponding number of shares of Class B Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The Issuer also has the right to elect a direct exchange of shares of Class A Common Stock or a cash payment for the Common Units owned by the GRATS. Upon the redemption or exchange of their Common Units, an equal number of shares of Class B Common Stock owned by the GRATS will be forfeited and cancelled. The percentages of outstanding Class A Common Stock reported by DT GRAT LM, DT GRAT CS and Dennis Alan Troesh assumes that the Common Units held by the GRATS were redeemed or exchanged for an equal number of shares of Class A Common Stock. The percentage of the outstanding shares of the Issuer for those three reporting persons was calculated assuming 127,339,012 shares of Class A Common Stock outstanding on February 4, 2021 (as reported in the Form 10-K) plus the number of shares of Class A Common Stock issuable upon the redemption of the Common Units reported as being beneficially owned by such persons.
(3)	Includes 200,000 shares of Class A Common Stock and 9,996,788 Common Units.
(4)	Includes 200,000 shares of Class A Common Stock and 9,987,880 Common Units.
(5)	Dennis Alan Troesh is the manager of Eastern Capital and, in such capacity, has sole voting and dispositive control over the shares owned by Eastern Capital. The Foundation is the sole owner of Eastern Capital.
(6)	Jeffrey Alan Troesh is the sole manager of First St LLC and, in that capacity, has the legal right to make all decisions with respect to the voting and disposition of the shares of Class A Common Stock owned by First St LLC. As discussed above under “Background of this Filing,” Jeffrey Alan Troesh has agreed to share investment power over the shares of Class A Common Stock owned by First St LLC with Dennis Alan Troesh.
(c)	During the past 60 days none of the Reporting Persons has effected any transactions in the Class A Common Stock of the Issuer.
(d)	None.
(e)	Not applicable.

To the best knowledge of the Reporting Persons, (i) Jon Troesh, an individual identified in Item 2 who is not a Reporting Person, does not have beneficial ownership of any shares of Class A Common Stock, (ii) Carrie Sarrafian, another individual identified in Item 2 who is not a Reporting Person, does not have beneficial ownership of any shares of Class A Common Stock, other than any beneficial ownership interest she may deemed to share in those shares beneficially owned by her husband, Zareh Sarrafian, as reported by Mr. Sarrafian on a Form 4 filed with the SEC on June 16, 2020, which reported beneficial ownership of 42,950 shares of Class A Common Stock, and (iii) neither of the individuals in (i) or (ii) has engaged in transactions in Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, including in “Background of this Filing,” there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 87105L104	SCHEDULE 13D	Page 13 of 15

Item 7. Material to be Filed as Exhibits.

Exhibit I	Joint Filing Agreement, dated March 15, 2021, by and among the Reporting Persons.

CUSIP No. 87105L104	SCHEDULE 13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENNIS ALAN TROESH

Date: 3/15/2021	/s/ Dennis Alan Troesh
Dennis Alan Troesh

DT GRAT LM LLC

Date: 3/15/2021	By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

Date: 3/15/2021	By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

THE TROESH FAMILY FOUNDATION

Date: 3/15/2021	By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, President

EASTERN CAPITAL GROUP LLC

Date: 3/15/2021	By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

JEFFREY ALAN TROESH

Date: 3/15/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST LLC

Date: 3/15/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager

EXHIBIT I

JOINT FILING AGREEMENT

 In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 15, 2021

DENNIS ALAN TROESH

/s/ Dennis Alan Troesh
Dennis Alan Troesh

DT GRAT LM LLC

By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

THE TROESH FAMILY FOUNDATION

By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, President

EASTERN CAPITAL GROUP LLC

By:	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

JEFFREY ALAN TROESH

/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST LLC

/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager